January 12, 2006



Mr. Phil Mudge
Chief Financial Officer
Big Cat Mining Corporation
Suite 810, 1708 Dolphin Avenue
Kelowna, B.C.  V1Y 9S4  Canada


	Re:	Big Cat Mining Corporation
		Form 10-KSB for Fiscal Year Ended April 30, 2005
Filed July 29, 2005
		Form 10-Q for Fiscal Quarter Ended October 31, 2005
      Filed December 13, 2005
		File No. 0-49870


Dear Mr. Mudge:

      We have reviewed your filings and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the Fiscal Year Ended April 30, 2005

Description of Business

Corporate History, page 4

1. We note your disclosure that indicates in 2001 you entered into an option agreement to acquire a 50% interest in certain mineral properties. Based on your required expenditure disclosures, it appears the timetable for your agreement may have been modified. Please modify your disclosure to indicate, if true, that your original option agreement has been amended. Include a discussion of the terms and the reasons for the amendment.

Plan of Operation, page 14

2. Our review of your recent filings indicates your plan of operation disclosures have not changed for some time. It may be helpful to include a qualitative annual overview of what has changed, including a status update on the phases you describe or otherwise include a discussion of why the plan has not progressed.

Financial Statements

Note 2 - Related Party Transactions, page F-10

3. Please modify your disclosures to indicate to whether or not a scheduled maturity exists for the related party debt arrangement you disclose.

4. We note your disclosure that indicates 500,000 founders shares were issued in 1997 but were later cancelled. We further note your beneficial ownership disclosures on page 28 that indicates your CFO holds approximately 513,000 shares. Please clarify to us if the beneficial shares reflected in your disclosure include the founder`s shares or are derived from some other share issuance. Please identify the specific issuance and whether these shares were granted or if consideration was received.

Form 10-QSB for the Fiscal Quarter Ended October 31, 2005

5. You state that there were no "significant changes" in your "internal controls" and no factors that could "significantly affect" these controls after the date of evaluation. However, Item 307(b) of
Regulation S-B requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules
13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting." Please revise your disclosure accordingly

Engineering Comments

General

6. As you have a significant amount of detailed information disclosed in your filing, please provide a summary of all material information about your mineral property early in the filing.

7. Insert a small-scale map showing the location and access to your property, as required by Instruction 3(B) of Rule 102 of Regulation
S-K. Note that SEC`s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

8. Please indicate that you are an exploration stage company and that there is no assurance that a commercially viable mineral deposit exists on any of your properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. Provide a clear statement that the property is without known "reserves." See Industry Guide 7(a)(4).

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202)
551-
3705 with questions about engineering comments. Please contact me at
(202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Phil Mudge
Big Cat Mining Corporation
January 12, 2006
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010